UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15158

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from certain provisions of Rule 22e-4 under the Act and for an exemption from certain reporting requirements under Form N-PORT and Form N-LIQUID.

In the Matter of

JPMorgan Trust I

JPMorgan Trust II

JPMorgan Trust IV

JPMorgan Insurance Trust

JPMorgan Institutional Trust

J.P. Morgan Fleming Mutual Fund Group, Inc.

J.P. Morgan Mutual Fund Investment Trust

J.P. Morgan Exchange-Traded Fund Trust

Undiscovered Managers Funds

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York, 10172

Please send all communications regarding this Application to:

Gregory S. Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York 10004

With a copy to:

Margery K. Neale

Anne C. Choe

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Page 1 of 28 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on November 20, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

JPMorgan Trust I

JPMorgan Trust II

JPMorgan Trust IV

JPMorgan Insurance Trust

JPMorgan Institutional Trust

J.P. Morgan Fleming Mutual Fund Group, Inc.

J.P. Morgan Mutual Fund Investment Trust

J.P. Morgan Exchange-Traded Fund Trust

Undiscovered Managers Funds

J.P. Morgan Investment Management Inc.

File No. 812-15158

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from certain provisions of Rule 22e-4 under the Act and for an exemption from certain reporting requirements under Form N-PORT and Form N-LIQUID.

I.	SUMMARY OF APPLICATION

In this amended and restated application (the “Application”), each registered open-end management investment company listed in Exhibit A (each, a “Company”), on its own behalf and on behalf of its respective underlying series listed in Exhibit A (each, a “JPM Fund”), and J.P. Morgan Investment Management Inc. (“JPMIM” and collectively with the Companies, the “Applicants”), apply for and request an order (the “Order”) from the Securities and Exchange Commission (the “SEC”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Rules 22e-4(a)(6), 22e-4(a)(8), 22e-4(a)(10), 22e-4(a)(12), 22e-4(b)(1)(ii), 22e-4(b)(1)(iii), and 22e-4(b)(1)(iv) under the 1940 Act, and for an exemption from Items B.7, B.8 and C.7 of Form N-PORT and from Parts B through D of Form N-LIQUID, with respect to a proposed liquidity risk management program for the Covered Funds (as defined below) that reflects certain differences from the requirements of Rule 22e-4 as described herein (the “Amended Liquidity Program”). As discussed below, the Amended Liquidity Program will replace the liquidity classification system used in the JPM Funds’ existing liquidity risk management program, which complies with the requirements of Rule 22e-4 (the “Existing 22e-4 Program”), with the core elements of an alternative liquidity classification methodology generated under the liquidity risk management framework (the “Liquidity Risk Framework”) established by JPMIM and its affiliates (collectively, “JPM”). The Liquidity Risk Framework was developed independently from Rule 22e-4 for the purpose of monitoring, assessing and reporting on liquidity risk for JPM-advised funds globally, including the JPM Funds and certain other investment funds, including those that are not registered under the 1940 Act and thus not subject to Rule 22e-4. It includes a quantitative assessment of liquidity risk and is an essential component of the Existing 22e-4 Program.

JPMIM has conviction in the efficacy of the Liquidity Risk Framework in managing liquidity risk for the JPM Funds as well as certain other funds advised by JPM globally, including through the classification of assets for liquidity risk management purposes. The Liquidity Risk Framework is an essential component of the JPM Funds’ Existing 22e-4 Program. However, because the Liquidity Risk Framework does not meet the specific requirements of Rule 22e-4’s liquidity classification regime, JPM maintains a second classification methodology under the Existing 22e-4 Program solely to satisfy the specific requirements of Rule 22e-4; the classification methodology that satisfies the specific requirements of Rule 22e-4 is in addition to, and does not replace, the Liquidity Risk Framework. If the Order is granted, JPMIM and the JPM Funds will be permitted to discontinue the operation of the JPM Funds’ second liquidity classification program under the Existing 22e-4 Program for the JPM Funds.

The Applicants seek exemptive relief pursuant to Section 6(c) of the 1940 Act from the following provisions of Rule 22e-4 and related reporting requirements on Form N-PORT and Form N-LIQUID solely to the extent necessary to implement the Amended Liquidity Program, as more fully discussed in Section IV below (the “Relief”):

•	the requirements of Rule 22e-4(b)(1)(ii);

•

the definitions of “highly liquid investment” in Rule 22e-4(a)(6); “illiquid investment” in Rule 22e-4(a)(8); “less liquid investment” in Rule 22e-4(a)(10); and “moderately liquid investment” in Rule 22e-4(a)(12);

•	the requirements of Rule 22e-4(b)(1)(iii);

•	the requirements of Rule 22e-4(b)(1)(iv); and

•	Items B.7, B.8 and C.7 of Form N-PORT and Parts B through D of Form N-LIQUID.[1]

[1]

On October 28, 2020, the SEC adopted Rule 18f-4 under the 1940 Act with respect to the use of derivatives by registered investment companies. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 34078 (October 28, 2020). In connection with the adoption of Rule 18f-4, the SEC also amended Rule 22e-4(b)(1)(ii)(C) and Rule 22e-4(b)(1)(iii)(B) to remove references to asset segregation to cover derivatives transactions, and adopted a conforming amendment to Item B.8 of Form N-PORT. The SEC also re-titled Form N-LIQUID as Form N-RN. Accordingly, this Application seeks relief from Rules 22e-4(b)(1)(ii)(C) and (b)(1)(iii)(B) and Item B.8 of Form N-PORT as currently in effect and as amended, upon the date of the Covered Funds’ compliance with Rule 18f-4. In addition, all references herein to Form N-LIQUID shall be deemed to be to Form N-RN once the re-titling of the Form is effective.

For the reasons discussed below, the Applicants respectfully submit that the Relief is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Without limiting the generality of the foregoing, the Applicants respectfully submit that the Amended Liquidity Program is designed to effectively accomplish the SEC’s stated goals with respect to Rule 22e-4.

II.	APPLICANTS

A.	The Companies

The Companies are listed in Exhibit A to this Application, which includes each JPM Fund that is advised by JPMIM and has adopted the Existing 22e-4 Program.2

The Applicants request that the Order apply to any additional or new series of a Company and any other registered open-end management investment company or series thereof that currently exists or may be created in the future that is subject to Rule 22e-4 and for which JPMIM or any successor3 thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with JPMIM or any successor thereto serves as investment adviser (each such investment company or a series thereof, a “Future Fund” and collectively with the JPM Funds, the “Covered Funds,” and each such investment adviser collectively with JPMIM, an “Adviser”).

B.	JPMIM

JPMIM serves as the investment adviser to the JPM Funds. Any Future Fund will be advised by an Adviser. JPMIM is a Delaware corporation with its principal place of business in New York, New York. JPMIM is, and any other Adviser will be, registered with the SEC as an investment adviser under Section 203 of the Investment Advisers Act of 1940.

[2]

All existing entities that intend to rely on the requested Order have been included in Exhibit A to this Application. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order. Nothing herein is intended to cause an In-Kind ETF (as defined in Rule 22e-4(a)(9)) to be subject to any provisions of Rule 22e-4 that do not otherwise apply.

[3]	For purposes of the Order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

III.	BACKGROUND OF REQUEST FOR RELIEF

A.	The Liquidity Risk Framework

Independently of the adoption of Rule 22e-4 by the SEC, JPM developed and implemented the Liquidity Risk Framework for the purpose of monitoring, assessing and reporting on liquidity risk for JPM-advised funds globally, including the JPM Funds and certain other investment funds, including those that are not registered under the 1940 Act and thus not subject to Rule 22e-4. The Liquidity Risk Framework has been in use since 2016. It includes a quantitative assessment of liquidity risk and is an essential component of the Existing 22e-4 Program. Unlike the Existing 22e-4 Program, which classifies portfolio investments into four liquidity categories in accordance with the requirements of Rule 22e-4, the Liquidity Risk Framework classifies portfolio investments across five liquidity categories using a Full Position Size Approach (as defined below).

The Liquidity Risk Framework, including the results of the classification process, is currently governed by JPM’s Liquidity Risk Forum (the “Liquidity Risk Forum”). The Liquidity Risk Forum consists of members of the senior leadership of JPM’s Risk Management, Compliance, Legal, Investment Teams, and Funds Administration departments. The Liquidity Risk Forum currently serves as the program administrator of the JPM Funds’ Existing 22e-4 Program. The Liquidity Risk Forum or other person or persons whose designation as program administrator is approved in the future by the boards of the Covered Funds will serve as the program administrator of the Amended Liquidity Program (the “Program Administrator”). The Program Administrator may delegate certain of its responsibilities to others within JPM, provided that the Program Administrator will at all times retain ultimate responsibility for administering the Amended Liquidity Program and related policies and procedures in accordance with Rule 22e-4.

As under Rule 22e-4(a)(11) and the Existing 22e-4 Program, for purposes of the Amended Liquidity Program, “liquidity risk” means the risk that a Covered Fund could not meet requests to redeem shares issued by the fund without significant dilution of remaining investors’ interests in the fund. Using quantitative modeling, the Liquidity Risk Framework seeks to identify any potential mismatch between the estimated liquidity of a Covered Fund’s assets (“Asset Side”) and the potential size of a Covered Fund’s redemptions (“Liability Side”). The inputs to the quantitative modeling used within the Liquidity Risk Framework may change over time based on liquidity observations and evolving market conditions.4

[4]

JPM will not change the core elements of the Liquidity Risk Framework, which are Asset Side liquidity modeling (including the use of the three Constraints and assessment of the Full Position Size Approach) and Liability Side liquidity modeling (each as described in the text), without first seeking further exemptive or interpretive relief from the SEC or its staff. Inputs to the quantitative modeling may change over time based on liquidity observations and evolving market conditions and may include, for example: (a) top down market depth estimates, such as the market depth measurement of the US high yield bond market, and (b) top down asset class categorizations, such as those which may occur through the addition of a new category of securitized instruments.

The Asset Side modeling incorporates three primary components: (a) a Security Specific Liquidity Assessment (the “Bottoms Up Constraint”), (b) an Asset Class Market Depth Constraint (the “Top Down Constraint”) and (c) a Pro Rata Risk Constraint applicable to the most liquid 85% of a Covered Fund’s holdings5 (the “Pro Rata Constraint” and collectively with the Bottoms Up Constraint and the Top Down Constraint, the “Constraints”). The Bottoms Up Constraint assesses the liquidity of individual fund holdings, currently using multiple vendor liquidity fixed income models and equity trading volumes. Each investment is evaluated versus a liquidity estimate, and investments with the lowest level of liquidity are identified to determine the pace at which investments could be sold on a pro rata basis. The Top Down Constraint classifies fund holdings into asset class subcomponents (e.g., US High Yield Bonds, Small Cap Equities). Maximum daily trading volume constraints for each of those asset class subcomponents are applied on a pro rata basis during the portfolio liquidity assessment process.

The application of the Pro Rata Constraint—in combination with both the Bottoms Up and Top Down Constraints, either of which may act as a binding constraint—seeks to provide a conservative estimate of daily portfolio liquidity used within Liquidity Risk Framework thresholds and governance, including review by the Liquidity Risk Forum. The Pro Rata Constraint serves as a scenario constraint only, and does not presume to be the most optimal manner to sell or dispose of a Covered Fund’s holdings; that will depend on the facts and circumstances of each redemption. The Pro Rata Constraint reflects the goal of meeting shareholder redemptions while seeking to maintain risk profile consistency in a Covered Fund’s portfolio. For analysis purposes, a “non pro rata” calculation is also made. In addition to the Constraints, an additional complementary set of stressed market condition results are also calculated and reviewed as deemed appropriate by JPM. The stressed market conditions approach provides an additional estimate of how liquidity metrics could change should market liquidity conditions deteriorate. These stressed market results were actively used during the volatile market period of March and April 2020.

[5]

The Pro Rata Constraint is not applied to the least liquid 15% of a Covered Fund’s holdings to avoid a disproportionate portfolio level impact, but the Bottoms Up Constraint and the Top Down Constraint are applied to this segment of the Covered Fund’s holdings.

The Liability Side modeling considers multiple historical redemption time periods (e.g., 1, 3, 10 and 20 days) and the potential for the largest two investors to redeem their investments.6

Under the Liquidity Risk Framework, Covered Fund holdings are classified across five liquidity categories representing the cumulative estimated liquidity over specified periods based on the ability to sell the full position size of each investment or transaction in current market conditions with no significant change to the market value of the investment (the “Full Position Size Approach”). The five liquidity classification categories are:

Category 1 — able to be sold in one trading day

Category 2 — able to be sold between two and three trading days

Category 3 — able to be sold between four and ten trading days

Category 4 — able to be sold between eleven and twenty trading days

Category 5 — able to be sold in more than twenty trading days

Each holding is distributed across multiple liquidity categories, as applicable. Certain Covered Fund holdings may be classified at the asset class level rather than at the individual holding level.

B.	The Existing 22e-4 Program

Each JPM Fund has adopted the Existing 22e-4 Program, which addresses the specific requirements of Rule 22e-4 and related reporting requirements. Pursuant to the requirements of Rule 22e-4, the board of trustees (the “Board”) of each JPM Fund approved the adoption of the Existing 22e-4 Program. The Existing 22e-4 Program was fully implemented effective June 1, 2019 with respect to each of the JPM Funds. The Board of each JPM Fund approved the Liquidity Risk Forum as the program administrator for the Existing 22e-4 Program effective December 1, 2018.7

[6]	The Liability Side analysis is not utilized with respect to In-Kind ETFs.
[7]

The Liquidity Risk Forum has designated an officer (the “Funds Liquidity Officer”) to perform certain duties as specified by the Liquidity Risk Forum from time to time. The Funds Liquidity Officer is responsible for serving as a liaison between the Liquidity Risk Forum, the JPM Funds’ service providers and the Board of each JPM Fund. The Funds Liquidity Officer also provides ongoing reporting to the Liquidity Risk Forum concerning the operation of the Existing 22e-4 Program including the results of the liquidity classifications performed pursuant to the Existing 22e-4 Program.

In 2018, JPM developed a new classification process (i.e., in addition to the liquidity classifications that are part of the Liquidity Risk Framework) solely to meet the specific classification requirements of Rule 22e-4(b)(1)(ii). In connection with the adoption of this new classification process, a third party liquidity vendor was retained to conduct the liquidity classification on behalf of each JPM Fund, as well as certain reporting services. Reporting to the SEC on Form N-PORT and, where applicable, Form N-LIQUID is administered by the Liquidity Risk Forum under the Existing 22e-4 Program.

IV.	REQUEST FOR ORDER

The Covered Funds will comply with the requirements of Rule 22e-4, Form N-PORT and Form N-LIQUID, except to the extent exemptions, as described below, are granted pursuant to the requested Order.

A.	Exemption from the Requirements of Rule 22e-4(b)(1)(ii) Related to Liquidity Classifications

Rather than classifying each position held by a Covered Fund into the four categories specified in Rule 22e-4 (highly liquid, moderately liquid, less liquid or illiquid) and using the related definitions under Rules 22e-4(a)(6), 22e-4(a)(8), 22e-4(a)(10) and 22e-4(a)(12) (relief from which definitions is discussed in Section IV.B. below), the Applicants seek an exemption from Rule 22e-4(b)(1)(ii) to permit Covered Fund holdings to be classified under the Amended Liquidity Program across the five liquidity categories of the Liquidity Risk Framework for purposes of assessing and monitoring each Covered Fund’s liquidity risk. As required by Rule 22e-4(b)(1)(ii), the Amended Liquidity Program will use information obtained after reasonable inquiry and taking into account relevant market, trading and investment-specific considerations when classifying investments.8

[8]	The Applicants are not seeking an exemption from this requirement of Rule 22e-4(b)(1)(ii).

The Amended Liquidity Program will generally seek to allocate an entire Covered Fund holding, including any derivatives transaction, across the five liquidity classification categories (as applicable) using the Full Position Size Approach.9 This approach reflects that a Covered Fund may not be able to sell an entire position at once.

As provided in Section IV.B. below, the Applicants also seek an exemption to the extent necessary to use the modified definitions of Rule 22e-4’s four liquidity categories in the Amended Liquidity Program. As discussed in that Section, the classification of an investment or transaction under the Amended Liquidity Program generally will be based on the number of trading days to sell an investment in the market in which the investment trades, with no significant change to the market value of the investment,10 rather than using the “days-to-cash” approach that is generally required under Rule 22e-4.11

For purposes of compliance with Rule 22e-4(b)(1)(ii)(C) as currently in effect12, the Applicants seek an exemption to permit the Covered Funds to identify Category 1 assets under the Liquidity Risk Framework that are segregated to cover, or pledged to satisfy margin requirements in connection with, derivatives transactions that are assigned to other categories under the Liquidity Risk Framework; for purposes of compliance with Rule 22e-4(b)(1)(ii)(C), as amended13, the Applicants seek an exemption to permit the Covered Funds to identify Category 1 assets under the Liquidity Risk Framework that are pledged as margin or collateral in connection with, derivatives transactions that are assigned to other categories under the Liquidity Risk Framework.14

[9]

This approach of allocating a single holding across multiple liquidity categories appears to be generally consistent with SEC guidance. See Investment Company Act Release No. 33142 at 25 (June 28, 2018) (“Liquidity Disclosure Adopting Release”).

[10]

A constraint will be applied to individual holdings or asset class to assess market depth and to determine how much of an investment could be sold without significantly impacting the market value of an investment. This constraint has the effect of limiting significant changes to the net asset value of a Covered Fund.

[11]

Regularly scheduled local market holiday closures will not ordinarily cause a portfolio holding to be reclassified between liquidity categories under the Amended Liquidity Program; however, the Liquidity Risk Forum may determine that the impact of an extended market closure is sufficiently significant as to give rise to a reclassification. In the event a Covered Fund anticipates breaching its 15% limit on illiquid investments solely due to an extended local market holiday closure, the Covered Fund will not file a Form N-LIQUID but will provide notification to the Board or committee designated by the Board.

[12]

Rule 22e-4(b)(1)(ii)(C) currently provides: “For derivatives transactions that the fund has classified as moderately liquid investments, less liquid investments, and illiquid investments, identify the percentage of the fund’s highly liquid investments that it has segregated to cover, or pledged to satisfy margin requirements in connection with, derivatives transactions in each of these classification categories.”

[13]

Rule 22e-4(b)(1)(ii)(C) as amended provides: “For derivatives transactions that the fund has classified as moderately liquid investments, less liquid investments, and illiquid investments, identify the percentage of the fund’s highly liquid investments that it has pledged as margin or collateral in connection with derivatives transactions in each of these classification categories.”

[14]

As discussed in Section IV.E. below, for purposes of compliance with Item B.8 of Form N-PORT as currently in effect, the Applicants seek an exemption to permit the Covered Funds to identify “highly liquid investments” using a modified definition of such category, as discussed in Section IV.B. below, that are segregated to cover, or pledged to satisfy margin requirements in connection with derivatives transactions, or portions thereof, that are assigned to other classification categories; for purposes of compliance with Item B.8 of Form N-PORT, as amended, the Applicants seek an exemption to permit Covered Funds to identify “highly liquid investments” using a modified definition of such category, as discussed in Section IV.B. below, that are pledged as margin or collateral in connection with derivatives transactions, or portions thereof, that are assigned to other classification categories.

As stated above, the Amended Liquidity Program will utilize the Liquidity Risk Framework’s five liquidity categories to classify positions. The positions in the five categories will be converted into four categories for purposes of a Covered Fund’s compliance with the requirements of Rule 22e-4(b)(1)(iii) (relating to highly liquid investment minimums, as discussed in Section IV.C. below) and Rule 22e-4(b)(1)(iv) (relating to the limitation on illiquid investments, as discussed in Section IV.D. below), as well as for purposes of Form N-PORT and Form N-LIQUID reporting (as discussed in Sections IV.E. and F. below, respectively). To effect the conversion, an overlay based on the reasonably anticipated trading size of portfolio investments or asset classes (as applicable) (a “RATS Overlay”), implemented in compliance with Rule 22e-4(b)(1)(ii)(B)15, will be applied across the five liquidity categories. Investments in Categories 3, 4 and 5 will then all be converted into the “illiquid investments” category (as discussed in Section IV.B. below).

For extended settlement instruments, which will be defined as instruments in Category 1 or Category 2 with an expected settlement period of longer than T+3, the Amended Liquidity Program will include an adjustment for purposes of reporting on Form N-PORT and, where applicable, Form N-LIQUID (as discussed in Sections IV.E. and F. below, respectively).16 Specifically, for purposes of reporting on Form N-PORT, holdings that are not “illiquid investments” (i.e., that fall within Category 1 or Category 2) and that are determined to have an expected settlement period of longer than T+3 will be reported in the “less liquid investments” Category on Form N-PORT. For purposes of determining whether a Form N-LIQUID filing will be required (in connection with a failure to meet a highly liquid investment minimum (“HLIM”), as discussed in Section IV.C. below), these extended settlement instruments will be excluded from the calculation of a Covered Fund’s highly liquid investments.

[15]

Rule 22e-4(b)(1)(ii)(B) requires that “[i]n classifying and reviewing its portfolio investments or asset classes (as applicable), the fund must determine whether trading varying portions of a position in a particular portfolio investment or asset class, in sizes that the fund would reasonably anticipate trading, is reasonably expected to significantly affect its liquidity, and if so, the fund must take this determination into account when classifying the liquidity of that investment or asset class.”

[16]

Extended settlement instruments currently include only loan assignments and participations and certain emerging markets instruments and securities. JPM does not consider “to be announced” commitments to be extended settlement instruments. The Liquidity Risk Forum periodically will review recommendations arising from other control forums as to whether to include additional instruments on the list of extended settlement instruments for this purpose.

B.	Exemption from Certain Definitions in Rule 22e-4

Highly Liquid Investment. Rule 22e-4(a)(6) defines “highly liquid investment” to mean “any cash held by a fund and any investment that the fund reasonably expects to be convertible into cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of this section” (emphasis added). A “highly liquid investment” for purposes of the Amended Liquidity Program will not depend on whether an investment can be converted into cash in three business days or less. Rather, a highly liquid investment will include any cash and any Covered Fund investment (applying a RATS Overlay) (1) that a Covered Fund reasonably expects could be sold in one trading day in current market conditions without causing a significant change in the market value of the investment (i.e., the Liquidity Risk Framework’s Category 1 investments) and (2) that has an expected settlement period of T+3 or less. To be clear, investments will not be considered to be “highly liquid” for purposes of the Amended Liquidity Program unless they can be sold in one day and settled within three days without causing a significant change in the market value of the investment.

Illiquid Investment. Rule 22e-4(a)(8) defines “illiquid investment” to mean “any investment that the fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less, without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of this section” (emphasis added). Rather than using the seven calendar day or shorter period for a sale or disposition as provided by the Rule, an “illiquid investment” for purposes of the Amended Liquidity Program will include any Covered Fund investment (applying a RATS Overlay) that a Covered Fund reasonably expects could not be sold within three trading days without the sale or disposition significantly changing the market value of the investment. This generally corresponds to Categories 3, 4 and 5 of the Liquidity Risk Framework.

Less Liquid Investment. Rule 22e-4(a)(10) defines “less liquid investment” to mean “any investment that the fund reasonably expects to be able to sell or dispose of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of this section, but where the sale or disposition is reasonably expected to settle in more than seven calendar days” (emphasis added). Rather than using the seven calendar day or shorter period for a sale or disposition with a longer settlement period provided by the Rule, a “less liquid investment” for purposes of the Amended Liquidity Program will include any investment that a Covered Fund reasonably expects could be sold within three trading days without significantly changing the market value of the investment, but is determined to have an expected settlement period of longer than T+3.

Moderately Liquid Investment. Rule 22e-4(a)(12) defines “moderately liquid investment” to mean “any investment that the fund reasonably expects to be convertible into cash in current market conditions in more than three calendar days but in seven calendar days or less without the conversion to cash significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of this section” (emphasis added). A “moderately liquid investment” for purposes of the Amended Liquidity Program will not depend on whether an investment can be converted into cash in more than three calendar days, but in seven calendar days or less. Rather, a “moderately liquid investment” will include any Covered Fund investment (applying a RATS Overlay) (1) that a Covered Fund reasonably expects could be sold in two to three trading days in current market conditions without significantly changing the market value of the investment (i.e., the Liquidity Risk Framework’s Category 2 investments) and (2) that has an expected settlement period of T+3 or less.

C.	Exemption from the Requirements of Rule 22e-4(b)(1)(iii)

The Amended Liquidity Program will satisfy the HLIM requirements of Rule 22e-4(b)(1)(iii), except as described in the request for exemptions in this section. First, the Applicants seek an exemption from Rule 22e-4(b)(1)(iii) so that they can use the modified definition of “highly liquid investment” set out in Section IV.B. above in determining whether an HLIM is required and the amount of any such HLIM. Specifically, the Amended Liquidity Program will include an assessment of whether a Covered Fund primarily holds assets that are “highly liquid investments,” as defined in Section IV.B above. The assessment will include the application of a RATS Overlay (and settlement adjustment) to the five liquidity classification categories of the Liquidity Risk Framework to determine if a HLIM is required for a particular Covered Fund pursuant to Rule 22e-4(b)(1)(iii)(A) and the amount of such HLIM, and to assess a Covered Fund’s compliance with any applicable HLIM.

Second, the Applicants seek an exemption from the requirement of Rule 22e-4(b)(1)(iii)(B), to the extent described in this paragraph. For purposes of complying with Rule 22e-4(b)(1)(iii)(B) as currently in effect17, Category 1 assets that are segregated to cover, or pledged to satisfy margin requirements in connection with, derivatives transactions that are not classified within Category 1 will be excluded from the Covered Fund’s calculation of whether the Covered Fund primarily holds assets that are highly liquid investments; for purposes of complying with Rule 22e-4(b)(1)(iii)(B) as amended18, Category 1 assets that are pledged as margin or collateral in connection with derivatives transactions that are not classified within Category 1 will be excluded from the Covered Fund’s calculation of whether the Covered Fund primarily holds assets that are highly liquid investments.

D.	Exemption from the Requirements of Rule 22e-4(b)(1)(iv)

The Amended Liquidity Program will satisfy the requirements of Rule 22e-4(b)(1)(iv) with respect to the 15% limitation on “illiquid investments,” and the related monitoring and reporting required under the Rule. However, the Applicants seek an exemption to permit the Amended Liquidity Program to use the modified definition of “illiquid investment” set out in Section IV.B. above. As described above, the Amended Liquidity Program will include an “illiquid” assessment that will apply a RATS Overlay (and settlement adjustment) to the five liquidity classification categories of the Liquidity Risk Framework to determine a Covered Fund’s illiquid investments, to monitor compliance with the 15% limit on illiquid investments and to make appropriate reports as required by the Rule.

E.	Exemption from Items B.7, B.8 and C.7 of Form N-PORT

The Applicants request an exemption from Items B.7, B.8 and C.7 of Form N-PORT to the extent necessary to reflect the Relief granted hereunder, to enable the Covered Funds to adopt and implement the Amended Liquidity Program, as described below.

[17]

Rule 22e-4(b)(1)(iii)(B) currently states: “For purposes of determining whether a fund primarily holds assets that are highly liquid investments, a fund must exclude from its calculations the percentage of the fund’s assets that are highly liquid investments that it has segregated to cover all derivatives transactions that the fund has classified as moderately liquid investments, less liquid investments, and illiquid investments, or pledged to satisfy margin requirements in connection with those derivatives transactions, as determined pursuant to paragraph (b)(1)(ii)(C) of this section.”

[18]

Rule 22e-4(b)(1)(iii)(B) as amended states: “For purposes of determining whether a fund primarily holds assets that are highly liquid investments, a fund must exclude from its calculations the percentage of the fund’s assets that are highly liquid investments that it has pledged as margin or collateral in connection with derivatives transactions that the fund has classified as moderately liquid investments, less liquid investments, and illiquid investments, or pledged to satisfy margin requirements in connection with those derivatives transactions, as determined pursuant to paragraph (b)(1)(ii)(C) of this section.”

For purposes of Item B.7 of Form N-PORT, each Covered Fund that implements the Amended Liquidity Program will use the modified definition of “highly liquid investment” set out in Section IV.B. above, rather than the Rule 22e-4(a)(6) definition.

For purposes of Item B.8 of Form N-PORT as currently in effect19, each Covered Fund that implements the Amended Liquidity Program and engages in derivatives transactions will provide the percentage of the Covered Fund’s holdings that are “highly liquid investments” (as determined pursuant to the Amended Liquidity Program, as described above) that have been segregated to cover, or pledged to satisfy margin requirements in connection with, derivative transactions that are “moderately liquid investments,” “less liquid investments” or “illiquid investments” (as such classifications are determined pursuant to the Amended Liquidity Program, as described above, for purposes of Form N-PORT reporting); for purposes of Item B.8 of Form N-PORT as amended20, each Covered Fund that implements the Amended Liquidity Program and engages in derivatives transactions will provide the percentage of the Covered Fund’s holdings that are “highly liquid investments” (as determined pursuant to the Amended Liquidity Program, as described above) that have been pledged as margin or collateral in connection with derivative transactions that are “moderately liquid investments,” “less liquid investments” or “illiquid investments” (as such classifications are determined pursuant to the Amended Liquidity Program, as described above, for purposes of Form N-PORT reporting).

For purposes of Item C.7 of Form N-PORT, each Covered Fund that implements the Amended Liquidity Program will provide the liquidity classifications of its holdings using the four liquidity categories of Form N-PORT, converted from the five liquidity classifications of the Amended Liquidity Program as described above. The classifications for reporting purposes will be determined as follows:

i. The percentage of each Covered Fund holding (or asset class) that falls within each of the five liquidity classification categories of the Liquidity Risk Framework (i.e., Categories 1 through 5) will be determined using the Full Position Size Approach;

[19]

Item B.8 of Form N-PORT currently states: “Derivatives Transactions. For portfolio investments of open-end management investment companies, provide the percentage of the [f]und’s [h]ighly [l]iquid [i]nvestments that it has segregated to cover or pledged to satisfy margin requirements in connection with derivatives transactions that are classified among the following categories as specified in [Rule 22e-4]…”

[20]

Item B.8 of Form N-PORT as amended states: “Derivatives Transactions. For portfolio investments of open-end management investment companies, provide the percentage of the [f]und’s [h]ighly [l]iquid [i]nvestments that it has pledged as margin or collateral in connection with derivatives transactions that are classified among the following categories as specified in [Rule 22e-4]…”

ii. A RATS Overlay will be applied to these results;

iii. The results described in (ii.) above will be converted across the four liquidity categories of Form N-PORT (i.e., highly liquid, moderately liquid, less liquid and illiquid); and

iv. Highly liquid and moderately liquid holdings with expected settlement periods of longer than T+3 will be reallocated into the less liquid category.

Each Covered Fund that implements the Amended Liquidity Program will include an explanatory note with respect to the information reported in response to Items B.7, B.8 and C.7 of Form N-PORT. The Covered Funds will otherwise file Form N-PORT as required under Rule 30b1-9 under the 1940 Act.

F.	Exemption from Parts B through D of Form N-LIQUID[21]

The Applicants request an exemption from Parts B through D of Form N-LIQUID to the extent necessary to reflect the Relief granted hereunder, to enable the Covered Funds to adopt and implement the Amended Liquidity Program, as described below.

For purposes of determining whether a filing on Form N-LIQUID is required, a Covered Fund will use the modified definitions of “highly liquid investment” and “illiquid investment,” as set out in Section IV.B. above, for purposes of the Amended Liquidity Program.

Each Covered Fund that implements the Amended Liquidity Program will include appropriate explanatory notes in any Form N-LIQUID filing describing the classification methodology used to determine “highly liquid investments” or “illiquid investments,” as applicable, and any related assumptions. The Covered Funds will otherwise file Form N-LIQUID as required under Rule 30b1-10 under the 1940 Act.

V.	BASIS FOR THE RELIEF

Section 6(c) of the 1940 Act permits the SEC to conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons discussed below, the Applicants respectfully submit that

[21]	See supra note 1. Form N-LIQUID will be re-titled as Form N-RN.

the requested Relief is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Without limiting the generality of the foregoing, the Applicants respectfully submit that the Amended Liquidity Program is designed to advance the SEC’s stated goals for Rule 22e-4, which are to reduce the risk that funds would be unable to meet redemption and other legal obligations, minimize dilution, and elevate the overall quality of liquidity risk management across the fund industry.

A.	Protection of Investors

As stated above, independently of the adoption of Rule 22e-4 under the 1940 Act, JPM developed and implemented the Liquidity Risk Framework for the purpose of monitoring, assessing and reporting on liquidity risk for JPM-advised funds globally, including JPM Funds and certain other investment funds, including those that are not registered under the 1940 Act and thus not subject to Rule 22e-4. The Liquidity Risk Framework has been in use since 2016. It includes a quantitative assessment of liquidity risk and is an essential component of the Existing 22e-4 Program.

JPM has conviction in the efficacy of its Liquidity Risk Framework in managing liquidity risk for the JPM Funds as well as certain other funds advised by JPM globally, including through the classification of assets for liquidity risk management purposes. However, because the Liquidity Risk Framework does not meet the specific requirements of Rule 22e-4’s liquidity classification regime, JPM maintains a second classification methodology under the Existing 22e-4 Program solely to satisfy the specific requirements of Rule 22e-4; the classification methodology that satisfies the specific requirements of Rule 22e-4 is in addition to, and does not replace, the Liquidity Risk Framework.

Investors will continue to benefit from the protections of Rule 22e-4 to the extent that the Amended Liquidity Program incorporates elements of the Existing 22e-4 Program that satisfy the specific requirements of Rule 22e-4. In this respect, the Amended Liquidity Program will continue to draw upon JPM’s experience in implementing the Liquidity Risk Framework. The Amended Liquidity Program will also benefit from the Liquidity Risk Framework’s liquidity classification methodology and will permit an assessment of a Covered Fund’s liquidity profile that is no less robust than the assessment produced under the Existing 22e-4 Program.

For example, as discussed above, the classifications under the Liquidity Risk Framework use the Full Position Size Approach to liquidity categorization, which JPM believes creates a more useful view of fund liquidity and potentially lends itself to more conservative portfolio risk management overall because it does not result in a single holding, which may need to be sold over time, being classified in a single liquidity category.

In addition, the use of five liquidity classification categories results in a quantitative breakdown of Covered Fund liquidity that JPM believes meets the general public policy requirements of Rule 22e-4, while providing JPM with detailed information specific to its analytical purpose.

JPM believes that the liquidity analysis produced under the Liquidity Risk Framework is more helpful to JPM investment and risk personnel than the classifications under the separate methodology of the Existing 22e-4 Program as they assess and manage a Covered Fund’s liquidity in light of the portfolio management and risk management practices and experience of those personnel. In that regard, the use of a trade date methodology rather than a days-to-cash methodology is consistent with how JPM assesses liquidity risk globally with respect to JPM-advised funds.22

The use of modified definitions of “highly liquid investment” and “illiquid investment” for purposes of the Amended Liquidity Program (as set out in Section IV.B. above) should result in a Covered Fund holding a substantially similar percentage of illiquid investments (and a substantially similar percentage of investments that are highly liquid) as would be the case using the current definitions under Rule 22e-4. Any differences would be limited and would primarily relate to the use of different vendors and data, as well as the Liquidity Risk Framework’s ability to spread holdings across multiple categories (as part of the Full Position Size Approach. JPM believes that the use of these modified definitions under the Amended Liquidity Program will not adversely impact the likelihood that any Covered Fund will be able to meet redemptions or increase the risk that the interests of remaining shareholders will be significantly diluted or that remaining shareholders will be disproportionately exposed to illiquid investments.

B.	Disclosure to Investors and the SEC

The Amended Liquidity Program will provide investors with at least the same level of disclosure that they receive under the Existing 22e-4 Program to enable investors to understand the Amended Liquidity Program

[22]	While the Liquidity Risk Framework utilizes trade date rather than settlement date in its classification approach, JPM also separately assesses settlement risk.

and its effect on the liquidity risk assessment of a Covered Fund’s investments. Additionally, the SEC and its staff will receive information, through the Covered Funds’ public disclosures and reporting on Form N-PORT and, where applicable, Form N-LIQUID, necessary to assess the liquidity profiles of the Covered Funds, monitor the Covered Funds’ compliance with the Amended Liquidity Program and compare the liquidity risk management practices of the Covered Funds with those of other funds in the industry.

Investor Information – As required under the Existing 22e-4 Program, each Covered Fund will continue to provide appropriate disclosure in its registration statement regarding its procedures for redeeming shares and the methods it typically uses to meet redemption requests. Each Covered Fund will also continue to provide appropriate disclosure in its annual or semi-annual shareholder reports regarding the operation and effectiveness of its liquidity risk management program (and, where applicable, will address any liquidity events that materially affected fund performance, as required by Form N-1A). The Applicants anticipate that any such disclosure will help investors understand the Amended Liquidity Program and its impact on their investment in a Covered Fund and, in that regard, will assist them in making informed investment decisions.

In connection with the Liquidity Disclosure Adopting Release, the SEC eliminated the requirement in Form N-PORT that funds publicly disclose aggregate liquidity classification information about their portfolios. Because the Covered Funds are not required to publicly disclose information regarding the classification of their portfolio holdings, the aspect of the Relief being sought relating to the classification of Covered Fund holdings will have minimal effect on the availability of information for investors about the liquidity profiles or risk management practices of the Covered Funds.

Information Available to the SEC – With respect to information provided to the SEC and its staff, the classification requirements of Rule 22e-4 are designed in part to provide important transparency into the liquidity profile of funds.23 The Applicants believe that the use of the Liquidity Risk Framework’s classification methodology under the Amended Liquidity Program will result in a similar level of transparency that will not adversely affect the SEC’s ability to understand and monitor a Covered Fund’s liquidity profile or conduct industry-wide surveillance.

[23]	Investment Company Act Release No. 32315 at 48 (Oct. 13, 2016).

Each Covered Fund will report its liquidity classifications on Form N-PORT using the four liquidity classification categories of Form N-PORT (as discussed in Section IV.E. above) rather than five categories, which is consistent with the SEC’s goal of establishing a “foundation for reasonably comparable reporting.”24

The liquidity classification process necessarily requires a range of judgments and inputs, with the result that similar funds could disclose materially different classifications simply by virtue of using different assumptions and/or different vendor data or models. For example, vendors may treat different input factors differently and take distinct but reasonable approaches to estimating price impacts and forecasting market conditions, which could lead to widely different outputs. With respect to the Amended Liquidity Program, while the classifications reported on Form N-PORT will generally be determined under the Liquidity Risk Framework using a trade date approach rather than a days-to-cash framework (with the exception of certain extended settlement instruments), any variance between classification baselines observed by the SEC staff for funds that apply the Rule 22e-4 classification methodology and classifications reported under the Amended Liquidity Program is generally expected to be no greater than those that are likely to arise industry-wide among funds, all of which apply the Rule 22e-4 classification methodology. 25

The classification methodology under the Amended Liquidity Program will be described in an explanatory note in Form N-PORT filings and, where applicable, Form N-LIQUID filings to help the SEC and its staff understand a Covered Fund’s reporting methodology and its effect on the reported classifications.

C.	Costs and Duplicative Efforts of Maintaining Two Programs

The SEC has stated that funds that believe they would have to maintain dual liquidity classification programs as part of their liquidity risk management may choose to seek an exemption from the SEC from the classification requirements of Rule 22e-4 if they believe that their existing systems would effectively accomplish the SEC’s stated goals.26 Absent the requested Relief, JPM would continue to address liquidity risk management globally

[24]	Id. at 95.
[25]

Based on the Liquidity Disclosure Adopting Release, supra note 9, it appears that the variances among how funds report their data that may be introduced by different assumptions, constraints or methodologies with respect to classification are not expected to hamper the SEC’s ability to use the data for risk and compliance monitoring. See, e.g., Liquidity Disclosure Adopting Release at 45-46 (stating that, “to the extent that providing the option to choose the position classification method most suitable to a given fund results in disclosures on Form N-PORT that more accurately reflect the fund’s liquidity profile, the amendments may improve the [SEC’s] ability to monitor liquidity risks in markets and protect investors,” but acknowledging that “the amendments could result in classifications that are less comparable across funds relative to the baseline”).

[26]	See id. at 30.

for the JPM Funds and certain other funds under the Liquidity Risk Framework while maintaining a separate classification methodology for the JPM Funds for the sole purpose of meeting the specific classification requirements of Rule 22e-4. JPM would continue to incur significant costs and administrative burdens through the maintenance of dual liquidity classification programs, as well as those associated with satisfying the HLIM and margin requirements specified in Rule 22e-4 and the related reporting requirements.

Based on the foregoing, the Applicants respectfully submit that the requested Order is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that the Order granting the requested Relief will be subject to the following conditions:

1.    Each Covered Fund will include an explanatory note with respect to the information reported in response to Items B.7, B.8 and C.7 of Form N-PORT substantively to the following effect:

“As permitted by an SEC exemptive order, the Funds use liquidity definitions and classification methodologies that differ from Rule 22e-4 requirements. Results shown on this Form could be different if the Funds did not rely on the exemptive order.”

2.    Each Covered Fund will include explanatory notes in any Form N-LIQUID filing describing the classification methodology used to determine “highly liquid investments” or “illiquid investments,” as applicable, and any related assumptions.

3.    The annual report provided to the board of trustees of each Covered Fund that implements the Amended Liquidity Program pursuant to Rule 22e-4(b)(2)(iii) will include a certification with respect to compliance with the terms of the Order.

4.    The Covered Funds that implement the Amended Liquidity Program will maintain records for a period of five years (the first two years in an easily accessible place) showing each instrument’s classification under the Liquidity Risk Framework’s five categories and each instrument’s classification after it has been converted to four categories.

VII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the first page.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

The Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the Application. In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Brian S. Shlissel, President of each Company other than JPMorgan Exchange-Traded Fund Trust, is authorized to sign on behalf the Companies, other than JPMorgan Exchange-Traded Fund Trust, pursuant to the following resolutions adopted by the Board of each Company:

WHEREAS, the Board of Trustees has reviewed a proposal to amend the Covered Funds’ liquidity risk management program established pursuant to Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) and to seek an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act for an exemption from certain provisions of Rule 22e-4 and related reporting requirements of Form N-PORT and Form N-LIQUID, to effectuate such amended program;

RESOLVED, that the filing of an application (the “Application”) with the Commission pursuant to Section 6(c) of the 1940 Act, for an order of exemption from provisions of Rule 22e-4 under the 1940 Act and related reporting requirements of Form N-PORT and Form N-LIQUID, to permit each Covered Fund to operate an amended liquidity risk management program, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of each Covered Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file the Application and other documents, including any amendments thereto, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including preparing, executing and filing any further amendments to the Application for the order.

Brian S. Shlissel, Interim President of JPMorgan Exchange-Traded Fund Trust, is authorized to sign on behalf the JPMorgan Exchange-Traded Fund Trust pursuant to the following resolutions adopted by the Board of such Company:

WHEREAS, the Board of Trustees has reviewed a proposal to amend the Covered Funds’ liquidity risk management program established pursuant to Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and to seek an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act for an exemption from certain provisions of Rule 22e-4 and related reporting requirements of Form N-PORT and Form N-LIQUID, to effectuate such amended program;

IT IS THEREFORE

RESOLVED, that the filing of an application (the “Application”) with the Commission pursuant to Section 6(c) of the 1940 Act, for an order of exemption from provisions of Rule 22e-4 under the 1940 Act and related reporting requirements of Form N-PORT and Form N-LIQUID, to permit each Covered Fund to operate an amended liquidity risk management program, is hereby approved, authorized and directed; and

FURTHER RESOLVED, that the appropriate officers of each Covered Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file the Application and other documents, including any amendments thereto, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including preparing, executing and filing any further amendments to the Application for the order.

John Donohue, President, Chief Executive Officer & Managing Director of JPMIM is authorized to sign and file this document on behalf of JPMIM pursuant to the following resolutions adopted by the board of directors of JPMIM:

RESOLVED, that the filing of an application (the “Application”) with the Commission pursuant to Section 6(c) of the 1940 Act, for an order of exemption from provisions of Rule 22e-4 under the 1940 Act and related reporting requirements of Form N-PORT and Form N-LIQUID, to permit each Covered Fund to operate an amended liquidity risk management program, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Corporation, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file the Application and other documents, including any amendments thereto, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including preparing, executing and filing any further amendments to the Application for the order.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the SEC issue the Order pursuant to Section 6(c) of the 1940 Act for an exemption from Rules 22e-4(a)(6), 22e-4(a)(8), 22e-4(a)(10), 22e-4(a)(12), 22e-4(b)(1)( ii), 22e-4(b)(1)(iii), 22e-4(b)(1)(iv) of the Act, for an exemption from Items B.7, B.8 and C.7 of Form N-PORT and for an exemption from Parts B through D of Form N-LIQUID granting the Relief requested by this Application.

[Signature Page Follows]

JPMORGAN TRUST I

JPMORGAN TRUST II

JPMORGAN TRUST IV

JPMORGAN INSURANCE TRUST

JPMORGAN INSTITUTIONAL TRUST

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

UNDISCOVERED MANAGERS FUNDS

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Brian S. Shlissel	By:	/s/ John Donohue
Name:	Brian S. Shlissel	Name:	John Donohue
Title:	President	Title:	President, Chief Executive Officer & Managing Director

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Interim President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, JPMorgan Insurance Trust, and JPMorgan Institutional Trust; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 20th day of November, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, JPMorgan Exchange-Traded Fund Trust; that he is the Interim President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 20th day of November, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Interim President

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Investment Management Inc.; that he is President, Chief Executive Officer & Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 20th day of November, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John Donohue
Name: John Donohue
Title: President, Chief Executive Officer & Managing Director

EXHIBIT A

JPMorgan Trust I

JPMorgan Access Balanced Fund

JPMorgan Access Growth Fund

JPMorgan California Tax Free Bond Fund

JPMorgan Corporate Bond Fund

JPMorgan Diversified Fund

JPMorgan Emerging Markets Debt Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Emerging Markets Strategic Debt Fund

JPMorgan Equity Focus Fund

JPMorgan Europe Dynamic Fund

JPMorgan Floating Rate Income Fund

JPMorgan Global Allocation Fund

JPMorgan Global Bond Opportunities Fund

JPMorgan U.S. Value Fund (formerly JPMorgan Growth and Income Fund)

JPMorgan Hedged Equity Fund

JPMorgan High Yield Municipal Fund

JPMorgan Income Builder Fund

JPMorgan Income Fund

JPMorgan Inflation Managed Bond Fund

JPMorgan Intermediate Tax Free Bond Fund

JPMorgan International Advantage Fund

JPMorgan International Equity Fund

JPMorgan International Focus Fund (formerly JPMorgan International Unconstrained Equity Fund)

JPMorgan International Value Fund

JPMorgan Intrepid Growth Fund

JPMorgan U.S. Sustainable Leaders Fund

JPMorgan Intrepid Value Fund

JPMorgan Managed Income Fund

JPMorgan Mid Cap Equity Fund

JPMorgan New York Tax Free Bond Fund

JPMorgan Opportunistic Equity Long/Short Fund

JPMorgan Research Market Neutral Fund

JPMorgan Short Duration Core Plus Fund

JPMorgan Small Cap Blend Fund

JPMorgan Small Cap Core Fund

JPMorgan Small Cap Equity Fund

JPMorgan SmartRetirement® 2020 Fund

JPMorgan SmartRetirement® 2025 Fund

JPMorgan SmartRetirement® 2030 Fund

JPMorgan SmartRetirement® 2035 Fund

JPMorgan SmartRetirement® 2040 Fund

JPMorgan SmartRetirement® 2045 Fund

JPMorgan SmartRetirement® 2050 Fund

JPMorgan SmartRetirement® 2055 Fund

JPMorgan SmartRetirement® 2060 Fund

JPMorgan SmartRetirement® Blend 2020 Fund

JPMorgan SmartRetirement® Blend 2025 Fund

JPMorgan SmartRetirement® Blend 2030 Fund

JPMorgan SmartRetirement® Blend 2035 Fund

JPMorgan SmartRetirement® Blend 2040 Fund

JPMorgan SmartRetirement® Blend 2045 Fund

JPMorgan SmartRetirement® Blend 2050 Fund

JPMorgan SmartRetirement® Blend 2055 Fund

JPMorgan SmartRetirement® Blend 2060 Fund

JPMorgan SmartRetirement® Blend Income Fund

JPMorgan SmartRetirement® Income Fund

JPMorgan Strategic Income Opportunities Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware Real Return Fund

JPMorgan Total Return Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Large Cap Core Plus Fund

JPMorgan U.S. Research Enhanced Equity Fund

JPMorgan U.S. Small Company Fund

JPMorgan Unconstrained Debt Fund

JPMorgan Value Advantage Fund

JPMorgan Trust II

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Equity Income Fund

JPMorgan Equity Index Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Fund

JPMorgan International Research Enhanced Equity Fund

JPMorgan SMID Cap Equity Fund (formerly JPMorgan Intrepid Mid Cap Fund)

JPMorgan Investor Balanced Fund

JPMorgan Investor Conservative Growth Fund

JPMorgan Investor Growth Fund

JPMorgan Investor Growth & Income Fund

JPMorgan Large Cap Growth Fund

JPMorgan Large Cap Value Fund

JPMorgan Limited Duration Bond Fund

JPMorgan Market Expansion Enhanced Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Sustainable Municipal Income Fund

JPMorgan Short Duration Bond Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Small Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan Tax Free Bond Fund

JPMorgan Trust IV

JPMorgan Core Focus SMA Fund

JPMorgan Emerging Markets Research Enhanced Equity Fund

JPMorgan Equity Premium Income Fund

JPMorgan International Equity Plus Fund

JPMorgan International Hedged Equity Fund

JPMorgan Macro Opportunities Fund

JPMorgan Municipal SMA Fund

JPMorgan SmartSpendingSM 2015 Fund (formerly JPMorgan SmartSpendingSM 2050 Fund)

JPMorgan SmartSpendingSM 2020 Fund

JPMorgan Ultra-Short Municipal Fund

JPMorgan Insurance Trust

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Global Allocation Portfolio

JPMorgan Insurance Trust Income Builder Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Institutional Trust

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan Mid Cap Value Fund

J.P. Morgan Mutual Fund Investment Trust

JPMorgan Growth Advantage Fund

J.P. Morgan Exchange-Traded Fund Trust

JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF

JPMorgan BetaBuilders Canada ETF

JPMorgan BetaBuilders Developed Asia ex-Japan ETF

JPMorgan BetaBuilders Europe ETF

JPMorgan BetaBuilders International Equity ETF

JPMorgan BetaBuilders Japan ETF

JPMorgan BetaBuilders MSCI US REIT ETF

JPMorgan BetaBuilders U.S. Equity ETF

JPMorgan BetaBuilders U.S. Mid Cap Equity ETF

JPMorgan Core Plus Bond ETF

JPMorgan Corporate Bond Research Enhanced ETF

JPMorgan Diversified Return Emerging Markets Equity ETF

JPMorgan Diversified Return International Equity ETF

JPMorgan Diversified Return U.S. Mid Cap Equity ETF

JPMorgan Diversified Return U.S. Equity ETF

JPMorgan Diversified Return U.S. Small Cap Equity ETF

JPMorgan Equity Premium Income ETF

JPMorgan International Bond Opportunities ETF

JPMorgan High Yield Research Enhanced ETF

JPMorgan International Growth ETF

JPMorgan Municipal ETF

JPMorgan U.S. Aggregate Bond ETF

JPMorgan U.S. Dividend ETF

JPMorgan U.S. Minimum Volatility ETF

JPMorgan U.S. Momentum Factor ETF

JPMorgan U.S. Quality Factor ETF

JPMorgan U.S. Value Factor ETF

JPMorgan Ultra-Short Income ETF

JPMorgan Ultra-Short Municipal Income ETF

JPMorgan USD Emerging Markets Sovereign Bond ETF

Undiscovered Managers Funds

JPMorgan Realty Income Fund

Undiscovered Managers Behavioral Value Fund